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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   ----------

                                  SCHEDULE 13G
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 11)


                                VICOR CORPORATION
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                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
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                         (Title of Class of Securities)

                                   925815 10 2
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                                 (CUSIP Number)

                                December 31, 2002
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             (Date of Event Which Requires filing of this Statement)


                  Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                      [ ]        Rule 13d-1 (b)

                      [ ]        Rule 13d-1 (c)

                      [X]        Rule 13d-1 (d)

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CUSIP No. 925815 10 2                  13G                     Page 2 of 6 Pages
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1.        NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
                   Patrizio Vinciarelli
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2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                                (b) [ ]
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3.        SEC USE ONLY

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4.        CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States
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    NUMBER OF         5.      SOLE VOTING POWER  20,983,572
     SHARES
  BENEFICIALLY        ----------------------------------------------------------
    OWNED BY          6.      SHARED VOTING POWER  0
      EACH
    REPORTING         ----------------------------------------------------------
   PERSON WITH        7.      SOLE DISPOSITIVE POWER  20,983,572

                      ----------------------------------------------------------
                      8.      SHARED DISPOSITIVE POWER  0

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9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            20,983,572
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10.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES                                                      [ ]
--------------------------------------------------------------------------------
11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                               49.7%
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12.       TYPE OF REPORTING PERSON
                    IN
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CUSIP No. 925815 10 2                  13G                     Page 3 of 6 Pages
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ITEM 1(a).        NAME OF ISSUER:

                  Vicor Corporation

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  25 Frontage Road, Andover, MA  01810

ITEM 2(a).        NAME OF PERSON FILING:

                  Patrizio Vinciarelli

ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  Vicor Corporation, 25 Frontage Road, Andover, MA  01810

ITEM 2(c).        CITIZENSHIP:

                  United States

ITEM 2(d)         TITLE OF CLASS OF SECURITIES:

                  Common Stock, par value $.01 per share

ITEM 2(e)         CUSIP NUMBER:

                  925815 10 2

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

                  Not applicable
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---------------------                                          -----------------
CUSIP No. 925815 10 2                  13G                     Page 4 of 6 Pages
---------------------                                          -----------------

ITEM 4.           OWNERSHIP.

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.


            (a)   Amount beneficially owned:    20,983,572


                        As of December 31, 2002, Mr. Vinciarelli was the beneficial owner of 9,959,924 shares of Vicor Corporation Common Stock (which number includes 29,370 shares which Mr. Vinciarelli has the right to acquire upon the exercise of options to purchase Common Stock within 60 days of December 31, 2002). Additionally, he owned 11,023,648 shares of Vicor Corporation Class B Common Stock, which may be converted at any time into 11,023,648 shares of Common Stock.

            (b)   Percent of class:

                        49.7%

            (c)   Number of shares as to which such person has:

                  (i)   Sole power to vote or to direct the vote: 20,983,572

                  (ii)  Shared power to vote or to direct the vote: 0

                  (iii) Sole power to dispose or to direct the disposition of:
                        20,983,572

                  (iv)  Shared power to dispose or to direct the disposition of:
                        0

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Not applicable.

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  Not applicable.
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CUSIP No. 925815 10 2                  13G                     Page 5 of 6 Pages
---------------------                                          -----------------

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable.

ITEM 10.          CERTIFICATION.

                  Not applicable.
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CUSIP No. 925815 10 2                  13G                     Page 6 of 6 Pages
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  January 16, 2003              /s/ Patrizio Vinciarelli
                                     -------------------------
                                     Name:  Patrizio Vinciarelli
                                     Title: Chairman of the Board, President and
                                            Chief Executive Officer